Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BRANDCIL INCORPORATED", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF MAY, A.D. 2020, AT 6:52 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

Authentication: 202990804

Date: 05-26-20

7982041 8100
SR# 20204389941

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:52 PM 05/21/2020
FILED 06:52 PM 05/21/2020
SR 20204389941 - File Number 7982041

CERTIFICATE OF INCORPORATION
OF
BRANDCIL INCORPORATED

FIRST: The name of the corporation is Brandcil Incorporated (the ***"Corporation"***).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Rd., Suite 201, City of Dover, County of Kent, State of Delaware 19904. Cogency Global Inc. is the Corporation's registered agent at that address.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation shall have authority to issue Twenty Million (20,000,000) shares of Common Stock, with a par value of $0.00001 per share.

FIFTH: The name and mailing address of the sole incorporator is Ralph Kokka, 12647 Alcosta Blvd., Suite 430, San Ramon, CA 94583.

SIXTH: To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Corporation shall indemnify to the fullest extent permitted by the law, any person made or threatened to be made a party, to any action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. Any repeal or modification of this Certificate shall only be prospective and shall not affect the rights under this Certificate in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

SEVENTH: In furtherance and not in limitation of the powers conferred by statute, and subject to the limitations and restriction stated in this Certificate, the Board of Directors is expressly authorized to make, alter, amend or appeal the Bylaws of the Corporation.

I, being the sole incorporator herein before named, hereby sign this certificate for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware this 19 day of May, 2020.

Ralph Kokka, Incorporator